

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003178

January 28, 2005

James J. Theisen, Jr.
Assistant General Counsel &
Assistant Secretary
Law Department
Union Pacific Corporation
1400 Douglas St., Stop 1580
Omaha, NE 68179-1580

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/28/2005

Re: Union Pacific Corporation
Incoming letter dated December 21, 2004

Dear Mr. Theisen:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Union Pacific by Keith Dameron. We also have received a letter from the proponent dated December 28, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 1 2005
1083

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Keith Dameron
Unit 103
2000 Little Raven St.
Denver, CO 80202


UNION
PACIFIC

Rule 14a-8(i)(5) and (7)

December 21, 2004

Via Hand Delivery
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Union Pacific Corporation- Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Ladies and Gentlemen:

I am writing on behalf of Union Pacific Corporation, a Utah corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Keith Dameron (the "Proponent") may properly be omitted from the proxy materials (the "2005 Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of shareholders (the "2005 Annual Meeting"). The Proposal and related correspondence are attached hereto as Attachment 1.

The Company intends to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and the Company respectfully requests that the Staff concur in its views that: (1) the Proposal may be excluded under Rule 14a-8(i)(5) because the Proposal relates to operations that are financially *de minimis* and are not otherwise significantly related to the Company's business; and (2) the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. I hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company only.

James J. Theisen, Jr.
Assistant General Counsel & Assistant Secretary
Law Department

UNION PACIFIC CORPORATION
1400 Douglas St., Stop 1580, Omaha, NE 68179-1580
ph. (402) 544-6765 fx. (402) 501-0129
jjtheisen@up.com

I. The Proposal and Background

The Proposal recommends that the Company's Board of Directors "include revenue and on-time performance data from passenger operations in the Annual Report." The Proposal further specifies exactly what financial information it is seeking: "This data should consist of revenue received, including, incentive money for meeting on-time performance goals, from all passenger operations using Union Pacific track." Finally, the Proposal also requests disclosure of "on-time goals, and performance results, for each route during the previous year."

The Company does not engage in the sale of tickets to passengers and thus is not engaged in "passenger operations" in the traditional sense. However, the Company receives a *de minimis* amount of revenue from other companies that provide passenger rail service, primarily as a result of the Company providing trackage rights or operating services under contracts with, Amtrak, Metra (Chicago), the Altamont Commuter Express (San Francisco Bay area), the Peninsula Commuter Express (San Francisco Bay area) and Metrolink (Los Angeles). The Company also provides crews and maintenance operations to Metra and will provide crews and facilities to Amtrak as needed in emergencies. Under these arrangements, the passenger rail service companies pay the Company for the use of its tracks and in certain cases for operating, routing, dispatching and other services. With respect to Amtrak and governing federal law, the Company is paid only a specified amount designed to reimburse it for its out-of-pocket costs, plus it may receive an incremental payment based on the on-time performance of Amtrak trains operating on the Company's tracks. The other passenger rail service companies pay the Company contractually negotiated rates for the trackage rights and services they receive.

II. Basis for Excluding the Proposal

A. The Proposal May Be Excluded under Rule 14a-8(i)(5) Because It Relates to Operations That Account for Less than Five Percent of the Company's Total Assets, Net Earnings and Gross Sales, and Is Not Otherwise Related to the Company's Business.

Rule 14a-8(i)(5) permits exclusion of a proposal that relates to operations that (i) account for less than five percent of a company's total assets at the end of its most recent fiscal year, (ii) account for less than five percent of its net earnings for the most recent fiscal year, (iii) account for less than five percent of its gross sales for its most recent fiscal year, and (iv) are not otherwise significantly related to the company's business.

The Company's "passenger operations" account for less than five percent of the Company's total assets, net earnings and total operating revenues as of, and for, its most recent fiscal year. For example, the Company's operating revenue consists of "commodity revenue" from the Company's freight operations and "other revenues." For 2003, "commodity revenue" accounted for approximately 96% of the Company's total operating revenue while "other revenue" accounted for approximately 4%. "Passenger operations" are less than one-half of "other revenue" and thus represents less than 2% of the Company's operating revenue for its most recent fiscal year. The Company has no plans that will significantly increase the percentage of assets, net earnings or revenues attributable to "passenger operations." As such, the Proposal's subject matter does not meet any of the economic tests provided by Rule 14a-8(i)(5).

In addition, the Proposal does not raise significant social or ethical issues. The SEC has stated that certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business. *See* Release No. 34-19135, *Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, (Oct. 14, 1982). In those situations where the proposal has reflected social or ethical issues, rather than economic concerns, raised by the issuer's business, the Staff has not issued a no-action letter with respect to the omission of the proposal pursuant to Rule 14a-8(i)(5). *See, e.g., Long Island Lighting Company* (avail. Feb. 11, 1980) (cease further development, planning and construction of nuclear power plants) and *Owens-Illinois Inc.* (Feb. 15, 1980) (liquidate the assets of the company that are located in the Republic of South Africa). As discussed above, the Proposal pertains to revenue and on-time performance data from "passenger operations." This information does not raise significant ethical or social issues with respect to the Company's business. Nor does the Proposal purport to raise any such issues. Instead, the supporting statement addresses potential financial significance that (as described above) nonetheless fails to meet the thresholds under Rule 14a-8(i)(5). The supporting statement also speculates that there could be a link between the Company's reputation and the on-time performance of Amtrak's passenger service or local communities' passenger train service. However, other than through abstract assertions, the Proposal fails to explain the basis for any such link.

The Staff has long concurred that proposals relating to the manner in which a non-significant portion of a company's business is operated are excludable under Rule 14a-8(i)(5) and its predecessor. In *The Walt Disney Company* (avail. Nov. 29, 2002), the Staff concurred that the company could exclude under Rule 14a-8(i)(5) a proposal requesting that Disney Vacation Club Owners receive the same reduced rate for annual Disney World Passes that Florida residents receive. Likewise, in *Peoples Energy* (avail. Nov. 25, 1994), the Staff concurred that a proposal that the company eliminate two customer service branches could be excluded as not significantly related to the company's business. Similarly, the Company believes that this Proposal does not raise significant social or ethical issues, but instead relates only to the manner in which a small portion of the company's business is conducted. Accordingly, because the subject of the Proposal is not significant to the Company's business, the Company believes that the Proposal properly may be omitted pursuant to Rule 14a-8(i)(5).

B. The Proposal Relates to Ordinary Business Operations. Accordingly, the Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. The Commission stated that the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As described in more detail below, the Proposal is excludable under Rule 14a-8(i)(7) because it impermissibly micro-manages the Company's operations and because it relates to the manner in which the Company presents financial information.

1. *The Proposal Micro-Manages the Company's Operations under the "Ordinary Business" Rule. Accordingly, the Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7).*

The Proposal requests that the Company disclose information regarding the Company's "passenger operations," including on-time performance data, the amount of revenue from "passenger operations" and "on-time goals, and performance results, for each route during the previous year." The Staff has indicated that "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Under this standard, because the substance of the Proposal pertains to how the Company operates passenger trains under several contracts, it implicates only the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

Union Pacific Railroad Company, the principal operating subsidiary of the Company, is the largest freight railroad in North America, covering 23 states across two-thirds of the United States. Its 33,000 route miles are used primarily for freight services, and its over 7,000 locomotives and over 85,000 freight cars are used exclusively to transport commodities in thousands of freight trains each day. The Proposal seeks information about how the Company operates passenger trains on its freight network. The Company's decisions regarding passenger operations result from a complex process that considers track capacity, contract terms, performance capability and both freight and passenger demand. The Company's allocation of track usage between passenger rail service companies and its own freight cargo operations therefore involve "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." These decisions are predicated on the Company's knowledge and understanding of the compensation it receives from the different lines of business, the demand for freight and passenger service, and complex scheduling and operational decisions. Accordingly, these decisions cannot "as a practical matter, be subject to direct shareholder oversight." *Id.*

Consistent with this view, the Staff has concurred that shareholder proposals seeking to affect company operations or relations with customers are excludable because they implicate ordinary business matters. For example, in *UAL Corporation*, (avail. Jan. 28, 2002), the Staff concurred that the company could exclude a proposal asking that it discontinue the practice of code share flights, in which flights operated by another airline use the flight number of United Airlines. The Proposal similarly seeks to micro-manage the Company's relationship with its customers, namely the decisions the Company makes regarding track usage by Company trains carrying cargo for the Company's freight customers and by Amtrak and commuter trains operated by the Company's passenger operations' customers. In *Wal-Mart Stores, Inc.*, (avail. Mar. 27, 2001), the Staff concurred with exclusion of a proposal relating to the implementation of annual "customer meetings," noting that the proposal related to ordinary business operations – i.e., customer relations. Here, the Proposal implicates the Company's business decisions regarding the use by other companies of the Company's tracks. Because these issues implicate routine business decisions, the Proposal is excludable under Rule 14a-8(i)(7).

2. *The Proposal Relates to the Manner in Which the Company Presents Financial Information. Accordingly, the Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7).*

The Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) with respect to numerous proposals relating to the manner in which a company presents financial information in its annual report. Consistent with these previous Staff decisions, the Company believes that the Proposal may be omitted from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the manner in which the Company presents financial information.

The Proposal requests that the Company disclose in its Annual Report the revenue attributable to one *de minimis* aspect of the Company's operations, namely "passenger operations." In *NiSource Inc.* (avail. Mar. 10, 2003), the Staff recently concurred that a company could rely on Rule 14a-8(i)(7) to exclude a similar proposal that required separate disclosure of gross revenue generated by one line of business –the company's unregulated subsidiaries. The *NiSource* proposal suggested that the company should separately report gross revenue of its unregulated subsidiaries. Similarly, the Proposal suggests that the Company separately report revenues received from "passenger operations" in the Annual Report. Just as in *NiSource*, this Proposal relates to the ordinary business operations of presenting financial information and therefore is excludable under Rule 14a-8(i)(7).

The Staff's position in *NiSource* is consistent with Staff precedent in *Johnson Controls, Inc.* (avail. Oct. 26, 1999). In that letter, the Staff stated that it considers whether the subject matter of additional disclosures sought in a particular proposal involves a matter of ordinary business and that, "where it does, we believe it may be excluded under rule 14a-8(i)(7)." Applying that standard, the Staff concurred that Johnson Controls could exclude under Rule 14a-8(i)(7) a proposal recommending that "the board take the necessary steps to ensure that, in its financial statements, Johnson Controls discloses 'goodwill-net' and identifies the 'true value' of shareholders' equity." In particular, the Staff noted that the *Johnson Controls* proposal implicated the company's ordinary business operations because it related to "the presentation of financial statements in reports to shareholders."

The Staff position in *NiSource* and *Johnson Controls* exemplifies the view taken by the Staff in a number of no-action requests, that proposals regarding a company's presentation of financial information relate to the ordinary business operations of the company. *See Int'l Bus. Machines Corp.* (avail. Jan. 9, 2001) (proposal seeking "transparent financial reporting of profit from real company operations" excludable as "relat[ing] to ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)"); *Household Int'l, Inc.* (avail. Mar. 13, 2000) (proposal seeking to have board of directors establish a committee to develop and enforce policies to ensure that accounting methods and financial statements adequately reflect the risks of a specific segment of the company's business operations excludable as "relating to [the company's] ordinary business practices (i.e. accounting methods and the presentation of financial statements in reports to shareholders)"). Because the Proposal here likewise requests disclosure of additional financial information, it is excludable under Rule 14a-8(i)(7).

III. Conclusion

For the reasons discussed in Section II hereof, the Company requests that the Staff concur with the Company's views that the Proposal may be excluded from its 2005 Proxy Materials pursuant to Rules 14a-8(i)(5) and 14a-8(i)(7).

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (402) 544-6765 or, in my absence, Ronald O. Mueller of Gibson, Dunn & Crutcher LLP, the Company's counsel, at (202) 955-8671.

Very truly yours,



Attachment

cc: Keith Dameron

Attachment 1



Mr. Keith G. Dameron
2000 Little Raven St Unit 103
Denver CO 80202-6134

October 25, 2004

Carl W. von Bernuth, Senior Vice President
General Counsel and Secretary
Union Pacific Corporation
1416 Dodge St. - Room 1230
Omaha, NE 68179

Dear Mr. von Bernuth

I would like to submit the following 'Shareholder Proposal' for consideration of inclusion in the Company's proxy statement relating to the 2005 Annual Meeting. I (Keith Dameron, 2000 Little Raven St. #103, Denver, CO 80202) have owned 100 shares of Union Pacific stock continuously for over one year and will continue to hold these shares for the next year. Pursuant to SEC Rule 14a-8, I have attached a letter from Wachovia Securities confirming my ownership of these shares.

Proposal:

Resolved that the shareholders of Union Pacific ("Company") hereby recommend that the Board of Directors include revenue and on-time performance data from passenger operations in the Annual Report. This data should consist of revenue received, including incentive money for meeting on-time performance goals, from all passenger operations using Union Pacific track. Specific Company on-time goals, and performance results, for each route during the previous year should also be noted in the Annual Report.

Statement of Support:

The current Annual report fails to mention that passenger service exists or that any revenue is received from passenger rail operations. Amtrak and commuter rail trains operate daily on many parts of the Union Pacific system. The result is that shareholders are not made aware of 1) The number of passenger trains operating on Company tracks; 2) The on-time performance of those trains; 3) Union Pacific's own on-time performance goals for each train and; 4) The incentive money forfeited by Union Pacific for failing to meet those goals.

According to financial reports on Amtrak's web site, Union Pacific forfeited over $13 million dollars of incentive money for failing to meet performance goals in calendar year 2003.

The Rail Passenger Service Act [Title 49, Subtitle V, Part C, Section 24308(c)] gives preference over freight transportation to Amtrak intercity and commuter rail passenger transportation (except in an emergency). Passenger trains running consistently late reflects poorly on the Company and can negatively impact freight business. Some communities only knowledge of how the railroad is running is based on whether or not their passenger train arrives on time, on a regular basis. Improvements in the area would only enhance Union Pacific's 'We Deliver' reputation.

This issue will become even more important in the future as other communities look at passenger rail options which could include public/private partnerships (including financing) that would be used to expand track capacity or improve track conditions which would benefit Union Pacific and the local community.

Improved passenger train service is consistent with the stated importance of the Company's "Building Communities" and "Service Reliability" themes. Union Pacific's goal of 'Building America' should include passenger rail operations data in the Annual Report. I urge shareholders to support this recommendation.

Thanks in advance for your time and attention to this proposal.

Sincerely,



Keith Dameron
2000 Little Raven St. #103
Denver, CO 80202

Xc Thomas Mulligan, Director - Passenger Train Operations
Securities and Exchange Commission (Staff)

Wachovia Securities, Inc.
The National Client Center
P.O. Box 2016, Peck Slip Station
New York, NY 10272

Tel 800 603-1584
Fax 480 778-5911



WACHOVIA SECURITIES

10-8-2004

Keith G Dameron
2000 Little Raven Street #103
Denver, CO 80202

As of 10-8-2004, please be advised that Mr Dameron has in his account with Wachovia Securities, 100 shares of UNP (Union Pacific Corp). Original purchase date was 1-27-99.

If you have any additional questions, please call me at 480-778-5926.

Sincerely,

Joseph Bruno
Sales Manager
National Client Center

Keith Dameron
Unit 103
2000 Little Raven St.
Denver, CO 80202

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

December 28, 2004

Re: Shareholder proposal to Union Pacific Corporation [14a-8(k)]

Dear Ladies and Gentlemen,

I am responding to Union Pacific's letter (Dec. 21st) stating their intent to omit my Shareholder Proposal from their 2005 proxy material. I disagree with their comments and would ask that my input on this matter be considered.

They are rejecting my proposal for two reasons. My comments are as follows:

Rule 14a-8(i)(5) allows for items that are significant to the company's business. Amtrak's passenger trains operating every day on 5,473 miles (16.5% of Union Pacific's 33,000 miles) of track is very significant to the Company's business. The Company acknowledges that four commuter rail operations (Metra, Altamont Commuter Express, Peninsula and Metrolink) use additional UP track miles. The significance of this is confirmed by their own statement on page 4 of their response. **"The Company's decisions regarding passenger operations result from a complex process that considers track capacity, contract terms, performance capability and both freight and passenger demand."** Ridership on the four Amtrak long distance trains that operate on UP tracks totaled over 1 million people in federal FY 04. Ridership on the commuter lines undoubtedly exceeded that number. This would certainly seem to be related to the Company's business in a socially significant manner!

It is interesting to note that the Company Law Department failed to mention their own passenger operations? **In fact they state that the Company's "...over 7,000 locomotives ... are used *exclusively* (emphasis added) to transport commodities in thousands of freight trains each day"** (page 4). Union Pacific's own website states that the Company owns seven passenger locomotives (including two steam locomotives). These are used for numerous special events throughout the year and must be maintained. Union Pacific also owns quite a number of passenger cars that I believe they refer to as their 'Heritage Fleet'. One example of their use is to run an annual special train to Cheyenne Frontier Days in Cheyenne, WY from Denver every summer. I doubt that these operations are done for free. I know it is very expensive to buy a ticket.

Another passenger train that regularly uses UP track is the Ski Train out of Denver that operates to Winter Park, CO. I have also been told of a 'Fun Train' that makes trips from the Bay area to Reno too. If UP considered incentive money and all their passenger operations (not just the ones they listed), they might actually be at 5% of gross sales? I wonder how many other passenger operations UP is not including? This would seem to make the proposal ethically significant too.

Rule 14a-8(i)(7) relates to management functions. My proposal has nothing to do with the day to day operation of the Company. Suggesting that the annual report include on-time performance data and incentive money received for meeting annual performance goals is no different from listing commodity revenue, revenue carloads and average revenue per car. All this info is included in their 2003 annual report (pages 23 & 24). I was under the impression that the Federal Railroad Administration, and existing Federal law, set the rules that govern day to day operations. I don't see how an annual summary of passenger operation results is micro-managing the Company?

Thomas Mulligan, UP's Director of Passenger Operations, spoke in Denver in May of this year. He was able to provide on-time performance data (E/B and W/B) for all three segments of UP's track that the California Zephyr operates on. Obviously this must be a public record.

Another quote from page 4 regarding how the company operates passenger trains on its network is very illuminating. **"These decisions are predicated on the Company's knowledge and understanding of the *compensation*** (emphasis added) **it receives from the different lines of business, the demand for freight and passenger service, and complex scheduling and operational decisions."** I would ask why there is no reference to the Rail Passenger Service Act [Title 49, Subtitle V, Part C, Section 24308(c)] which gives preference over freight transportation to Amtrak intercity and commuter rail passenger transportation (except in an emergency)? As a shareholder, I would certainly hope that the Company is in compliance with existing law.

It was not my intent to require the Company to release proprietary financial information. I am concerned that more than $13 Million that was available to the Company was not received as revenue. I suspect that many shareholders would share this opinion. Had the Company notified me of a deficiency regarding the financial information (Rule 14a-8, (f) I would have revised my proposal to just include the annual on-time performance data. **It was also stated that my connection of the Company's reputation to on-time performance was just an "abstract assertion... "** Anybody reading the newspaper or watching the news along the Sunset corridor would note the many times that the lateness of Amtrak is mentioned. A recent report by the Inspector General made specific reference to the poor on-time performance of Amtrak as one of the major problems that Amtrak needed to deal with. **I would not call an IG's report an 'abstract assertion'.**

In summary, my proposal was to allow the shareholders to determine if they would like to **recommend** that the Union Pacific Company Annual report include data from passenger rail operations that use Company tracks. In fact, I expected that the Company would exclude my proposal under 14a-8(i)(10) as they would implement this idea on their own. It would provide the 'good will' that many of the best companies strive for.

Thanks in advance for your time and attention to this proposal. I can be reached at 303-295-3456 if you have any questions.

Sincerely,



Keith Dameron
2000 Little Raven St. #103
Denver, CO 80202

Xc James J. Theisen Jr.
Assistant General Counsel & Assistant Secretary
Law Department - UP Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated December 21, 2004

The proposal recommends that the board include revenue and on-time performance data from passenger operations in the annual report.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(i)(7), as relating to Union Pacific's ordinary business operations (i.e., presentation of financial information). Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Union Pacific relies.

Sincerely,



Heather L. Maples
Special Counsel